Exhibit 99.1

Castor Maritime Inc. reports $29.2 Million Net income for the Three Months Ended December 31, 2021, and $52.3 Million Net income for the Year Ended December 31, 2021.

Limassol, Cyprus, February 7, 2022 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a diversified global shipping company, today announced its results for the three months and year ended December 31, 2021.

Highlights of the Fourth Quarter Ended December 31, 2021:

■	Revenues, net: $60.0 million for the three months ended December 31, 2021, as compared to $4.4 million for the three months ended December 31, 2020;
■	Net income/loss: Net income of $29.2 million for the three months ended December 31, 2021, as compared to net loss of $0.8 million for the three months ended December 31, 2020;
■	Earnings/Loss per common share(1): $0.18 earnings per share for the three months ended December 31, 2021, as compared to loss per share of $0.06 for the three months ended December 31, 2020;
■	EBITDA(2): $36.1 million for the three months ended December 31, 2021, as compared to $0.3 million for the three months ended December 31, 2020;
■	Cash and restricted cash of $43.4 million as of December 31, 2021, as compared to $9.4 million as of December 31, 2020;
■	On December 8, 2021, we redeemed all of the Series A preferred shares at a cash redemption price of $30 per preferred share as per the Company’s amended and restated statement of designations; and
■
During the fourth quarter of 2021 and as of the date of this press release, we have taken successful delivery of three vessels consisting of two Panamax dry bulk carriers and one Aframax /LR2 tanker. As a result, Castor currently owns a diversified fleet of 29 vessels with an aggregate capacity of 2.5 million dwt, having more than quadrupled the number of the vessels it owns since December 31, 2020.

Earnings Highlights of the Year Ended December 31, 2021:

■	Revenues, net: $132.0 million for the year ended December 31, 2021, as compared to $12.5 million for the year ended December 31, 2020;
■	Net income/loss: Net income of $52.3 million for the year ended December 31, 2021, as compared to net loss of $1.8 million for the year ended December 31, 2020;
■	Earnings/Loss per common share (1): $0.48 earnings per share for the year ended December 31, 2021, as compared to loss per share of $0.26 for the year ended December 31, 2020; and
■	EBITDA(2): $69.9 million for the year ended December 31, 2021, as compared to $2.3 million for the year ended December 31, 2020.

(1)          All share and per share amounts disclosed throughout this press release and in the financial information presented in Appendix B have been retroactively updated to reflect the one-for-ten (1-for-10) reverse stock split effected on May 28, 2021, unless otherwise indicated.

(2)        EBITDA is not a recognized measure under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary:

Mr. Petros Panagiotidis, Chief Executive Officer of Castor commented:

"2021 was a transformational year for Castor. We have grown exponentially ending the year with 29 vessels, on a fully delivered basis, and we have enjoyed strong operating cash flow especially in the second half of the year. We benefit from a healthy liquidity position and low leverage and in January 2022 we signed and drew down a new credit facility. We did not sell any common shares under the ATM Program during the fourth quarter and up to the date of this release. We will continue to seek attractive acquisition opportunities to further pursue Castor’s growth trajectory.”

Earnings Commentary:

Fourth Quarter ended December 31, 2021, and 2020 Results

Vessel revenues, net of charterers’ commissions, for the three months ended December 31, 2021, increased to $60.0 million from $4.4 million in the same period of 2020. This increase was largely driven by the increase in our Available Days (defined below) from 449 in the three months ended December 31, 2020, to 2,433 in the three months ended December 31, 2021, following the acquisition and delivery to our fleet of 22 vessels since December 31, 2020. The increase in vessel revenues during the three months ended December 31, 2021, as compared with the same period of 2020 was further underpinned by the healthy dry bulk shipping market resulting in a Daily TCE Rate (1) (as defined below) for the vessels of our fleet of more than double as compared to the same period a year ago.

The increase in voyage expenses, from $0.1 million in the three months ended December 31, 2020, to $5.8 million in the same period of 2021, is mainly associated with (i) increased port expenses and bunkers consumption expenses as a result of having certain of our tanker vessels operating under voyage charters in the fourth quarter of 2021, and (ii) increased brokerage commission expenses, commensurate with the increase in vessel revenues discussed above.

The increase in vessel operating expenses by $11.7 million, from $3.1 million in the three months ended December 31, 2020 to $14.8 million in the same period of 2021, as well as the increase in vessels’ depreciation and amortization costs by $4.7 million, from $0.8 million in the three months ended December 31, 2020 to 5.5 million in the same period of 2021, mainly reflect the increase in our Ownership Days following the expansion of our fleet.

General and administrative expenses in the three months ended December 31, 2021, amounted to $1.2 million, whereas, in the same period of 2020 general and administrative expenses totalled $0.6 million. This increase stemmed from higher corporate fees primarily due to the growth of our company and our shareholder base.

Management fees in the three months ended December 31, 2021, amounted to $2.2 million, whereas, in the same period of 2020 management fees totalled $0.5 million. This increase in management fees is due to the substantial increase in our Ownership Days for which our managers charge us with a daily management fee, following the acquisitions discussed above.

During the three months ended December 31, 2021, we incurred net interest costs and finance costs amounting to $1.1 million compared to $0.3 million during the same period in 2020. The increase is mainly due to our higher level of weighted average indebtedness during the three months ended December 31, 2021, as compared with the same period of 2020.

(1)          Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Recent Financial and Business Developments Commentary:

Vessel acquisitions update

During the fourth quarter of 2021 and as of the date of this earnings press release, we have taken delivery of three vessels, aggregating to 23 completed vessel acquisitions since the beginning of 2021.

Details and delivery information of our completed acquisitions within the fourth quarter of 2021 and as of the date of this press release are as follows:

Vessel Name	Vessel Type	DWT	Year Built	Country of Construction	Purchase Price (in million)	Delivery Date
Dry Bulk Carriers
Magic Phoenix	Panamax	76,636	2008	Japan	$18.75	26 October 2021
Magic Callisto	Panamax	74,930	2012	Japan	$23.55	4 January 2022
Tankers
Wonder Bellatrix	Aframax/ LR2	115,341	2006	S. Korea	$18.15	23 December 2021

Equity update

In connection with our ongoing at-the-market common stock offering program (“ATM Program”), from June 15, 2021, and as of December 31, 2021, we had raised net proceeds of $12.4 million by issuing and selling 4,654,240 common shares, after sales commissions and other offering expenses paid of $0.5 million, at an average price per share of $2.76.

From October 1, 2021 to date, no sales of common shares have taken place under the ATM Program, and there have been no subsequent warrant exercises under our currently effective warrant schemes.

As of February 4, 2022, we had issued and outstanding 94,610,088 common shares.

On December 8, 2021, pursuant to a decision approved by our Board of Directors on November 8, 2021, we redeemed all of the issued and outstanding Series A preferred shares. Based on the amended and restated statement of designations of Castor dated October 10, 2019, the holders of the Series A preferred shares received a cash redemption of $30.00 per Series A Preferred Share.

New Financings update

On November 24, 2021, we drew down, in two tranches, our previously announced $23.15 million term loan facility, through and secured by two of the Company’s dry bulk vessel ship-owning subsidiaries, those owning the Magic Rainbow and Magic Phoenix, and guaranteed by the Company. This facility has a tenor of five years and bears interest at a margin over LIBOR per annum.

Further, on January 12, 2022, we entered into a $55.0 million senior secured term loan facility with a major European bank, through and secured by five of the Company’s dry bulk vessel ship-owning subsidiaries, those owning the Magic Starlight, Magic Mars, Magic Pluto, Magic Perseus and the Magic Vela, and guaranteed by the Company. This facility has a tenor of five years from the drawdown date and bears interest at a margin over adjusted SOFR per annum. The loan was drawn down in full on January 13, 2022.

The Company has used and intends to use the net proceeds from these facilities for general corporate purposes, including supporting the Company’s growth plans.

Cash Flow update

Our consolidated cash position as of December 31, 2021, increased by $34.0 million, to $43.4 million, as compared with our cash position on December 31, 2020. During the year ended December 31, 2021, our cash position improved mainly as a result of: (i) $60.8 million of net operating cash flows generated during the year ended December 31, 2021, (ii) $156.9 million of net cash proceeds pursuant to the three registered direct offerings of an aggregate 42,405,770 common shares and the concurrent private placement of an equivalent aggregate number of warrants on January 5, January 12 and April 7, 2021, (iii) net cash proceeds of approximately $83.4 million resulting from subsequent exercises of approximately 34.4 million warrants pursuant to the June 2020, July 2020 and the January 2021 equity offerings, that resulted in the issuance of an equal number of common shares, (iv) net cash inflows of approximately $95.3 million following our entry into four secured loan facilities in January, April, July and November of 2021, and (v) $12.5 million of net cash proceeds pursuant to common stock sales under our ATM Program. From these amounts, during the year ended December 31, 2021, we used $348.6 million to fund the growth and related capital expenditures of our fleet, whereas, $14.4 million were used for the redemption of our Series A Preferred Shares and $11.9 million were used for scheduled principal repayments of our debt.

As of December 31, 2021, our total debt, gross of unamortized deferred loan fees, was $103.8 million of which $16.7 million is repayable within one year, as compared to $18.5 million of gross total debt as of December 31, 2020.

New employment agreements

On January 16, 2022, the Magic Twilight commenced a time charter contract at a gross daily charter rate of $16,500. The charter has a duration of about 60 days.

On January 26, 2022, the Magic Argo commenced a time charter contract at a gross daily charter rate of $16,600. The charter has a duration of about 60 days.

On January 28, 2022, the Magic Sun was fixed on a time charter contract at a gross daily charter rate of $17,500 plus a one-time gross ballast bonus of $750,000. The charter is expected to commence on or around February 27, 2022 and will have a duration of about 60 days.

On February 1, 2022, the Magic Venus was fixed on a time charter contract at a gross daily charter rate of $16,300 plus a one-time gross ballast bonus of $630,000. The charter is expected to commence on or around February 15, 2022 and will have a duration of about 40 days.

On February 3, 2022, the Magic Rainbow was fixed on a time charter contract at a gross daily charter rate of $16,000. The charter is expected to commence upon expiration of the vessel’s current contract, on or around February 13, 2022 and will have a duration of about 60 days.

On February 3, 2022, the Magic Vela was fixed on a time charter contract at a gross daily charter rate of $16,000 plus a one-time gross ballast bonus of $550,000. The charter is expected to commence on or around February 17, 2022 and will have a duration of about 70 days.

On February 3, 2022, the Magic Nebula was fixed on a time charter contract at a gross daily charter rate of $23,500. The charter is expected to commence on or around February 28, 2022 and will have a duration of about 7 to about 9 months (about means +/- 15 days) at the option of the Charterer.

Fleet Employment Status (as of February 4, 2022)

During the three months ended December 31, 2021, we operated on average 26.8 vessels earning a Daily TCE Rate of $22,299 as compared to an average 5.8 vessels earning a Daily TCE Rate of $9,915 during the same period in 2020.

Our current employment profile is presented below.

Vessel Name	Type/ Country of Construction	DWT	Year Built	Type of Employment	Daily Gross Charter Rate	Estimated Redelivery Date
						Earliest	Latest
Magic Orion	Capesize dry bulk carrier / Japan	180,200	2006	TC (1) period	101% of BCI5TC (2)	Oct-22	Jan-23
Magic Venus	Kamsarmax dry bulk carrier / Japan	83,416	2010	TC trip (3)	$16,300 plus $630,000 Ballast Bonus	Mar-23	Mar-23
Magic Thunder	Kamsarmax dry bulk carrier / Japan	83,375	2011	TC period	100% of BPI5TC (4)	Oct-22	Jan-23
Magic Argo	Kamsarmax dry bulk carrier / Japan	82,338	2009	TC trip	$16,600	Mar-22	Mar-22
Magic Perseus	Kamsarmax dry bulk carrier / Japan	82,158	2013	TC period	100% of BPI5TC	Oct-22	Jan-23
Magic Starlight	Kamsarmax dry bulk carrier / China	81,048	2015	TC period	$32,000 (5)	Sep-22	Mar-23
Magic Twilight	Kamsarmax dry bulk carrier / Korea	80,283	2010	TC trip	$16,500	Μar-22	Μar-22
Magic Nebula	Kamsarmax dry bulk carrier / Korea	80,281	2010	TC period	$31,750	Feb-22	Mar-22
Magic Nova	Panamax dry bulk carrier / Japan	78,833	2010	TC period	92% of BPI5TC	Oct-22	Feb-23
Magic Mars	Panamax dry bulk carrier / Korea	76,822	2014	TC period	$21,500 (6)	Νοv-22	Feb-23
Magic Phoenix	Panamax dry bulk carrier / Japan	76,636	2008	TC period	102% of BPI4TC (7)	Sep-22	Dec-22
Magic Horizon	Panamax dry bulk carrier / Japan	76,619	2010	TC trip	$20,100	Mar-22	Mar-22
Magic Moon	Panamax dry bulk carrier / Japan	76,602	2005	TC trip	$17,500	Feb-22	Feb-22
Magic P	Panamax dry bulk carrier / Japan	76,453	2004	TC period	$27,500	Apr-22	Jul-22
Magic Sun	Panamax dry bulk carrier / Korea	75,311	2001	TC trip (8)	$17,500 plus $750,000 Ballast Bonus	Apr-22	Apr-22
Magic Vela	Panamax dry bulk carrier / China	75,003	2011	TC trip (9)	$16,000 plus $550,000 Ballast Bonus	Apr-22	Apr-22
Magic Eclipse	Panamax dry bulk carrier / Japan	74,940	2011	TC period	$28,500	Αpr-22	Jul-22
Magic Pluto	Panamax dry bulk carrier / Japan	74,940	2013	TC period	91% of BPI5TC	Nov-22	Feb-23
Magic Callisto	Panamax dry bulk carrier / Japan	74,930	2012	TC period	101% of BPI4TC	Oct-22	Jan-23
Magic Rainbow	Panamax dry bulk carrier / China	73,593	2007	TC period	$25,000	Feb-22	Feb-22
Wonder Polaris	Aframax / LR2 tanker / Korea	115,351	2005	TC period	$15,000 plus profit sharing	Feb-22	Feb-22
Wonder Sirius	Aframax / LR2 tanker / Korea	115,341	2005	TC period	$15,000 plus profit sharing	Feb-22	May-22
Wonder Bellatrix	Aframax / LR2 tanker / Korea	115,341	2006	TC period	$15,000 plus profit sharing	Feb-22	Feb-22
Wonder Musica	Aframax / LR2 tanker / Korea	106,290	2004	Voyage	$4,200 (10)	3-Feb-22(11)	N/A
Wonder Avior	Aframax / LR2 tanker / Korea	106,162	2004	Unfixed	N/A	N/A	N/A
Wonder Arcturus	Aframax / LR2 tanker / Korea	106,149	2002	Voyage	$14,000 (10)	16-Feb-22(11)	N/A
Wonder Vega	Aframax tanker / Korea	106,062	2005	Tanker Pool (12)	N/A	N/A	N/A
Wonder Mimosa	Handysize tanker / Korea	36,718	2006	Tanker Pool (13)	N/A	N/A	N/A
Wonder Formosa	Handysize tanker / Korea	36,660	2006	Tanker Pool (13)	N/A	N/A	N/A

(1)	TC stands for time charter.
(2)
The benchmark vessel used in the calculation of the average of the Baltic Capesize Index 5TC routes is a non-scrubber fitted 180,000mt dwt vessel (Capesize) with specific age, speed - consumption, and design characteristics.

(3)	The charter is expected to commence on around 15/02/2022.
(4)
The benchmark vessel used in the calculation of the average of the Baltic Panamax Index 5TC routes is a non-scrubber fitted 82,500mt dwt vessel (Kamsarmax) with specific age, speed - consumption, and design characteristics.

(5)
The vessels’ daily gross charter rate is equal to 114% of BPI4TC. In accordance with the prevailing charter party, on 19/10/2021 owners converted the index-linked rate to fixed from 01/01/2022 until 30/09/2022, at a rate of $32,000 per day. Upon completion of said period, the rate will be converted back to index linked.

(6)
The vessels’ daily gross charter rate is equal to 91% of BPI5TC. In accordance with the prevailing charter party, on 20/01/2022 owners converted the index-linked rate to fixed from 01/02/2022 until 30/09/2022, at a rate of $21,500 per day. Upon completion of said period, the rate will be converted back to index linked.

(7)
The benchmark vessel used in the calculation of the average of the Baltic Panamax Index 4TC routes is a non-scrubber fitted 74,000mt dwt vessel (Panamax) with specific age, speed - consumption, and design characteristics.

(8)	The charter is expected to commence on around 27/02/2022.
(9)	The charter is expected to commence on around 17/02/2022.
(10)	For vessels that are employed on the voyage/spot market, the gross daily charter rate is considered as the Daily TCE Rate on the basis of the expected completion date.
(11)	Estimated completion date of the voyage.
(12)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Aframax tanker vessels.
(13)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Handysize tanker vessels.

Financial Results Overview:

	Three Months Ended		Year Ended
(Expressed in U.S. dollars)	December 31, 2021 (unaudited)	December 31, 2020 (unaudited)	December 31, 2021 (unaudited)	December 31, 2020 (unaudited)
Vessel revenues, net	$60,010,788	$4,385,498	$132,049,710	$12,487,692
Operating income/ (loss)	$30,546,613	$(475,406)	$55,519,085	452,029
Net income/ (loss)	$29,210,843	$(768,912)	$52,270,487	$(1,753,533)
EBITDA (1)	$36,127,417	$276,579	$69,910,529	$2,327,671
Earnings/(Loss) per common share	$0.18	$(0.06)	$0.48	$(0.26)

(1)          EBITDA is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Fleet selected financial and operational data:

Set forth below are selected financial and operational data of our fleet for each of the three months and year ended December 31, 2021, and 2020, respectively, that we believe are useful in analysing trends in our results of operations:

	Three Months Ended December 31,		Year Ended December 31,
(Expressed in U.S. dollars except for operational data)	2021	2020	2021	2020
Ownership Days (1) (7)	2,467	529	6,807	1,405
Available Days (2)(7)	2,433	449	6,657	1,267
Operating Days (3) (7)	2,419	442	6,562	1,259
Daily TCE rate(4)	$22,299	$9,915	$17,891	$9,395
Fleet Utilization (5)	99%	98%	99%	99%
Daily vessel operating expenses (6)	$6,004	$5,818	$5,759	$5,301

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting off-hire and idle days.
(4)
Daily TCE rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of days (i.e., Ownership Days, Available Days, Operating Days) may not be comparable to those reported by other companies.

APPENDIX A
CASTOR MARITIME INC.
Unaudited Condensed Consolidated Statements of Comprehensive Income/ (Loss)

(In U.S. dollars except for number of share data)	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
REVENUES
Vessel revenues, net	$60,010,788	$4,385,498	$132,049,710	$12,487,692
EXPENSES
Voyage expenses -including commissions to related party	(5,756,397)	66,178	(12,950,783)	(584,705)
Vessel operating expenses	(14,811,629)	(3,077,944)	(39,203,471)	(7,447,439)
General and administrative expenses (including related party fees)	(1,193,519)	(599,393)	(3,266,310)	(1,130,953)
Management fees -related parties	(2,154,750)	(450,500)	(6,744,750)	(930,500)
Provision for doubtful accounts	(2,483)	(37,103)	(2,483)	(37,103)
Depreciation and amortization	(5,545,397)	(762,142)	(14,362,828)	(1,904,963)
Operating income/ (loss)	$30,546,613	$(475,406)	$55,519,085	$452,029
Interest and finance costs, net (including related party interest costs) (1)	(1,062,469)	(261,709)	(2,779,875)	(2,154,601)
Other income, (expenses), net	35,407	(10,157)	28,616	(29,321)
US source income taxes	(308,708)	(21,640)	(497,339)	(21,640)
Net income/(loss)	$29,210,843	$(768,912)	$52,270,487	$(1,753,533)
Less: Deemed dividend on Series A preferred shares (2)	(11,772,157)	—	(11,772,157)	—
Net income/(loss) to common shareholders	17,438,686	(768,912)	40,498,330	(1,753,533)
Earnings/(loss) per common share (basic) (3)	$0.18	$(0.06)	$0.48	$(0.26)
Earnings/(loss) per common share (diluted) (3)	$0.18	$(0.06)	$0.47	$(0.26)
Weighted average number of common shares outstanding, basic (3):	94,610,088	13,121,238	83,923,435	6,773,519
Weighted average number of common shares outstanding, diluted (3):	94,610,088	13,121,238	85,332,728	6,773,519

(1)	Includes interest and finance costs and interest income, if any.
(2)	Represents the difference between the redemption value and the carrying value of the Series A preferred shares.

CASTOR MARITIME INC.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	December 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$37,173,736	$8,926,903
Restricted cash	2,382,732	—
Due from related party	—	1,559,132
Other current assets	15,443,620	3,078,119
Total current assets	55,000,088	13,564,154

NON-CURRENT ASSETS:
Vessels, net	393,965,929	58,045,628
Advances for vessel acquisition	2,368,165	—
Restricted cash	3,830,000	500,000
Due from related party	810,437	—
Other non-currents assets	6,938,823	2,261,573
Total non-current assets, net	407,913,354	60,807,201
Total assets	462,913,442	74,371,355

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net – including related party	16,091,723	7,102,037
Due to related parties	4,507,569	1,941
Other current liabilities	13,430,104	3,799,929
Total current liabilities	34,029,396	10,903,907
NON-CURRENT LIABILITIES:
Long-term debt, net	85,949,676	11,083,829
Total non-current liabilities	85,949,676	11,083,829
Total liabilities	119,979,072	21,987,736

SHAREHOLDERS’ EQUITY
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 94,610,088 and 13,121,238 shares, issued and outstanding as at December 31, 2021 and 2020, respectively (3)	94,610	13,121
Series A Preferred Shares- 0 shares issued and outstanding as at December 31, 2021 and 480,000 shares issued and outstanding as at December 31, 2020	—	480
Series B Preferred Shares- 12,000 shares issued and outstanding as at December 31, 2021 and 2020	12	12
Additional paid-in capital	303,658,153	53,686,741
Retained Earnings/ (Accumulated Deficit)	39,181,595	(1,316,735)
Total shareholders’ equity	342,934,370	52,383,619
Total liabilities and shareholders’ equity	$462,913,442	$74,371,355

CASTOR MARITIME INC.
Unaudited Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars—except for number of share data)	Year Ended December 31,
	2021	2020
Cash flows provided by/(used in) Operating Activities:
Net income/(loss)	$52,270,487	$(1,753,533)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) Operating activities:
Depreciation and amortization	14,362,828	1,904,963
Amortization and write-off of deferred finance charges	414,629	599,087
Amortization of other deferred charges	—	112,508
Deferred revenue amortization	—	(430,994)
Amortization of fair value of acquired time charter	(1,940,000)	—
Interest settled in common stock	—	57,773
Amortization and write-off of convertible notes beneficial conversion feature	—	532,437
Provision for doubtful accounts	2,483	37,103
Changes in operating assets and liabilities:
Accounts receivable trade	(6,924,622)	(1,122,836)
Inventories	(3,722,061)	(571,284)
Due from/to related parties	5,254,323	(797,805)
Prepaid expenses and other assets	(3,406,066)	(885,828)
Dry-dock costs paid	(3,730,467)	(1,308,419)
Other deferred charges	(191,234)	26,494
Accounts payable	3,070,287	584,527
Accrued liabilities	1,495,032	625,894
Deferred revenue	3,819,708	46,104
Net cash provided by/ (used in) Operating Activities	60,775,327	(2,343,809)

Cash flows used in Investing Activities:
Vessel acquisitions and other vessel improvements	(346,273,252)	(35,472,173)
Advances for vessel acquisition	(2,367,455)	—
Net cash used in Investing Activities	(348,640,707)	(35,472,173)

Cash flows provided by Financing Activities:
Gross proceeds from issuance of common stock and warrants	265,307,807	39,053,325
Common stock issuance expenses	(12,527,747)	(3,710,394)
Redemption of series A preferred shares	(14,400,000)	—
Proceeds from long-term debt	97,190,000	9,500,000
Repayment of related party debt	(5,000,000)	—
Repayment of long-term debt	(6,878,500)	(2,050,000)
Payment of deferred financing costs	(1,866,615)	(608,985)
Net cash provided by Financing Activities	321,824,945	42,183,946

Net increase in cash, cash equivalents, and restricted cash	33,959,565	4,367,964
Cash, cash equivalents and restricted cash at the beginning of the period	9,426,903	5,058,939
Cash, cash equivalents and restricted cash at the end of the period	$43,386,468	$9,426,903

(3)	All numbers of share and earnings per share amounts in these unaudited condensed financial statements have been retroactively adjusted to reflect the reverse stock split effected on May 28, 2021.

APPENDIX B

Non-GAAP Financial Information

Daily TCE Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is calculated by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry docking or due to other unforeseen circumstances. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure) and should not be considered as an alternative to Time charter revenues, net, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, the Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and, management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter trips, time charter periods and voyage charters) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may not be comparable to that reported by other companies. The following table reflects the calculation of our Daily TCE Rates for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended December 31,		Year Ended December 31,
(In U.S. dollars, except for Available Days)	2021	2020	2021	2020
Vessel revenues, net	$60,010,788	$4,385,498	$132,049,710	$12,487,692
Voyage expenses -including commissions from related party	(5,756,397)	66,178	(12,950,783)	(584,705)
TCE revenues	$54,254,391	$4,451,676	$119,098,927	$11,902,987
Available Days	2,433	449	6,657	1,267
Daily TCE Rate	$22,299	$9,915	$17,891	$9,395

EBITDA. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA assists our management by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to net (loss)/income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of Net Income/(Loss) to EBITDA

	Three Months Ended December 31,		Year Ended December 31,
(In U.S. dollars)	2021	2020	2021	2020

Net Income/(Loss)	$29,210,843	$(768,912)	$52,270,487	$(1,753,533)
Depreciation and amortization	5,545,397	762,142	14,362,828	1,904,963
Interest and finance costs, net (including related party interest costs) (1)	1,062,469	261,709	2,779,875	2,154,601
US source income taxes	308,708	21,640	497,339	21,640
EBITDA	$36,127,417	$276,579	$69,910,529	$2,327,671

(1)	Includes interest and finance costs and interest income, if any.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include general dry bulk and tanker shipping market conditions, including fluctuations in charter hire rates and vessel values, the strength of world economies, our future financial condition or results of operations and our future revenues and expenses, our continued ability to enter into time or voyage charters with existing and new customers, and to re-charter our vessels upon the expiry of the existing charters, the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk and tanker shipping industries, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels, our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions as planned, our ability to realize the expected benefits from our vessel acquisitions, potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions, potential exposure or loss from investment in derivative instruments (if any), changes in supply and demand in the dry bulk and tanker shipping industry, including the market for our vessels and the number of newbuildings under construction, changes in seaborne and other transportation, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, our business strategy and other plans and objectives for future operations, future sales of our securities in the public market, the impact of adverse weather and natural disasters, impacts of climate change and greenhouse gas restrictions, the length and severity of the COVID-19 outbreak, the impact of public health threats and outbreaks of other highly communicable diseases, the impact of the expected discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off‐hire, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Chief Executive Officer & Chief Financial Officer
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com